Commission File Number

EXHIBIT 99.5

Valentia Telecommunications and eircom Funding
Announce Consent Solicitation Relating to their High Yield
Notes

        Ireland—January 22, 2004. Valentia Telecommunications ("Valentia") and eircom Funding ("eircom") announced today the commencement of a solicitation of consents to certain indenture amendments relating to Valentia's €550,000,000 7.25% Senior Notes Due 2013 (the "Senior Notes") and eircom's €285,000,000 8.25% Senior Subordinated Notes Due 2013 (the "€ Senior Subordinated Notes") and $250,000,000 8.25% Senior Subordinated Notes Due 2013 (the "$ Senior Subordinated Notes", and together with the € Senior Subordinated Notes, the "Senior Subordinated Notes"; the Senior Notes and the Senior Subordinated Notes together the "Notes"). Valentia and eircom are seeking the consent of the holders of the Notes to certain amendments (the "Proposed Amendments") to the terms of the Notes to allow for greater flexibility for Valentia (1) to pay dividends in the event of an initial public offering of equity securities of Valentia or (2) to pay dividends or make other payments to its parent, Valentia Holdings Limited, ("Holdings"), or another direct or indirect parent company of Valentia, in order to fund the payment of dividends by Holdings or any other parent to the Holders of their ordinary shares, preference shares or other capital stock in the event of an initial public offering of equity securities of Holdings or any other parent company. Although Holdings is considering an initial public offering, no decision has been made by the Board of Directors of Holdings. The timing of any such initial public offering will depend on market conditions and other factors.

        The consent solicitation is being made upon the terms and is subject to the conditions set forth in a consent solicitation statement to be distributed to all holders of record of the Notes. The adoption of the Proposed Amendments with respect to the Indentures for the Senior Notes and the Senior Subordinated Notes requires the consent of holders of a majority in outstanding principal amount of the Senior Notes and of a majority in outstanding principal amount of the Senior Subordinated Notes (the "Requisite Consents").

        Valentia and eircom will make consent payments of €2.50 for each €1,000 principal amount of Senior Notes, $3.75 for each $1,000 principal amount of $ Senior Subordinated Notes and €3.75 for each €1,000 principal amount of € Senior Subordinated Notes to Holders who have properly furnished, and not revoked, their consents with respect to such Notes on or prior to 5:00 p.m., New York City time, on February 4, 2004 (the "Expiration Date"), as such Expiration Date may be extended by Valentia and eircom,, provided that (i) the Requisite Consents with respect to such Notes are received by the tabulation agent (and not revoked), (ii) the applicable supplemental indentures have been executed giving effect to the Proposed Amendments and (iii) there are no laws or regulations that would, and there is no injunction or action or other proceeding (pending or threatened) that could, make unlawful or invalid or enjoin the implementation of the Proposed Amendments, or that would question the legality or validity thereof. The record date for the consent solicitation is 5:00 p.m., New York City time, on January 21, 2004.

        Goldman Sachs International and Citigroup are acting as solicitation agents in connection with the consent solicitation. The tabulation agent is The Bank of New York.

        Noteholders with questions regarding the consent solicitation should contact Goldman Sachs International at +44 (0) 20 7774 9054 (attn. Credit Capital Markets) or +1 800 828 3182 (toll free) (attn. Credit Liability Management) or Citigroup (attn. Liability Management Group) at +44 (0) 20 7986 8969 or +1 212 723 6106 (collect) or +1 800 558 3745 (toll free). Noteholders wishing to receive documents should contact The Bank of New York at +1 212 815 5788.